Exhibit 1

January 24, 2023

GasLog Partners LP
c/o GasLog LNG Services Ltd
69 Akti Miaouli 18537
Piraeus, Greece

Attn:	Board of Directors of GasLog Partners LP

Re:	Proposed acquisition of all outstanding publicly held Common Units of GasLog Partners LP

Ladies and Gentlemen:

On behalf of GasLog Ltd. (“GLOG”), I am pleased to submit to you this non-binding proposal (this “Proposal”) regarding a possible transaction pursuant to which GLOG would acquire all of the outstanding common units (“Common Units”) representing limited partner interests of GasLog Partners LP (“GLOP”) not already beneficially owned by GLOG (the “Transaction”), subject to the negotiation of satisfactory definitive agreements and the other matters described below.

In connection with the Transaction, each Common Unit will receive overall value of $7.70 per Common Unit in cash (the “Consideration”), consisting in part of a special distribution by GLOP of $2.33 in cash to GLOP unitholders to be distributed immediately prior to the closing of the Transaction (the “Distribution”) and the remainder to be paid by GLOG as merger consideration at the closing of the Transaction.

As you are aware, GLOG currently owns (a) 15,621,602 Common Units, representing approximately 30.2% of the total outstanding Common Units and (b) 100% of the outstanding Class B units (“Class B Units”) representing limited partner interests of GLOP.  In addition, GLOG owns all of the general partner interests in GLOP through its wholly-owned subsidiary GasLog Partners GP LLC, the general partner of GLOP.

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1.	Proposal.

The proposed consideration of $7.70 per Common Unit represents:

●	a 10.3% premium to the closing price of the Common Units on January 23, 2023; and

●	a 16.3% premium to the volume-weighted average price of the Common Units over the last 30 days through January 23, 2023.

2.	Structure.

The Transaction would be structured as a merger between GLOP and a subsidiary of GLOG, with GLOP surviving the merger as a wholly-owned subsidiary of GLOG.

The portion of the Consideration consisting of the Distribution will be allocated as contemplated by Section 6.3 of the Seventh Amended and Restated Agreement of Limited Partnership of GLOP (the “Partnership Agreement”).  Outstanding Common Units not owned by GLOG will be converted into the right to receive the remainder of the Consideration (as adjusted by the Distribution).  The Class B Units will automatically be canceled for no consideration immediately prior to the closing of the Transaction.

3.	Key Assumptions.

The principal terms set forth above are based on the following key assumptions:

(a)	GLOG and GLOP would enter into a definitive merger agreement or other similar agreement (the “Definitive Agreement”) that would set out all of the terms and conditions relevant to the Transaction.

(b)	GLOG intends to arrange for fully committed financing at the time of signing the Definitive Agreement with no financing contingency.

(c)
The Transaction would be subject to (i) customary closing conditions, including the approval by holders of a majority of the outstanding Common Units entitled to vote thereon, and (ii) the declaration and payment of the Distribution.

(d)
Prior to signing the Definitive Agreement, the Transaction would be approved by (i) the Board of Directors of GLOP (the “GLOP Board”) and the Conflicts Committee of the GLOP Board (the “Conflicts Committee”) and (ii) the Board of Directors of GLOG (the “GLOG Board”).

4.	Process.

We expect that the GLOP Board will delegate to the Conflicts Committee the authority to evaluate and respond to this Proposal and potentially seek Special Approval (as defined in the Partnership Agreement as approval by a majority of the members of the Conflicts Committee) of the Transaction pursuant to Section 7.17 of the Partnership Agreement.

Further, we anticipate that the Conflicts Committee will engage independent legal and financial advisors selected by the Conflicts Committee to advise it in connection with its evaluation of this Proposal, negotiation of the Definitive Agreement and other matters related to the Transaction.  We would welcome the opportunity to present this Proposal in more detail to the Conflicts Committee and its advisors as soon as possible.

In connection with the foregoing, we want to advise you that we are interested solely in acquiring Common Units and are not interested in selling any of our equity interests in GLOP or pursuing other strategic alternatives involving GLOP.

5.	Advisors.

We have engaged DNB Markets Inc. as our financial advisor and Cravath, Swaine & Moore LLP as our legal advisor, and we are prepared to dedicate such resources as may be necessary to complete negotiations, execute definitive agreements and close the Transaction as promptly as practicable.

6.	Internal Approvals.

The delivery of this Proposal has been approved by the GLOG Board.  Notwithstanding this approval, the entry into the Definitive Agreement is conditioned upon the negotiation thereof and the approval of the same by the GLOG Board.

7.	Disclosures.

GLOG intends to file an amendment to our Schedule 13D, originally filed with the Securities and Exchange Commission on April 27, 2018, to disclose this Proposal, as required under applicable securities laws and regulations.   However, we expect that our discussions with respect to the Transaction will proceed in a confidential manner, unless otherwise required by applicable laws or regulations, until we have executed the Definitive Agreement or terminated our discussions regarding the Transaction.

8.	Legal Effect.

This Proposal is not intended to, and does not, constitute or create any legally binding obligations or liabilities on the part of GLOG or any of its affiliates.  A binding obligation of GLOG (or any of its affiliates) to effect the Transaction shall be created only upon the execution and delivery by GLOG and GLOP of a Definitive Agreement.  GLOG reserves its right to withdraw this Proposal at any time, for any reason, at its sole discretion.

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GLOG is well positioned to negotiate and complete the Transaction in an expeditious manner.  After receipt of this Proposal and, if this Proposal is acceptable to the GLOP Board and the Conflicts Committee, GLOG is prepared to begin negotiating the Definitive Agreement and any related agreements with GLOP in respect of the Transaction as soon as possible.

We look forward to receiving your response to this Proposal and stand prepared to discuss our analysis of the potential Transaction at GLOP’s convenience.

Sincerely,

GASLOG LTD.

by:	/s/ Anthony S. Papadimitriou
	Name:	Anthony S. Papadimitriou
	Title:	Director

[Signature Page to Offer Letter]